Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE ANNOUNCES AGREEMENT TO ACQUIRE SOFTWARE DEVELOPMENT COMPANY

Toronto, Ontario – March 13th, 2012 – Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management and social commerce solutions is pleased to announce that it has entered into an agreement to purchase a software development firm. The transaction has received preliminary approval from the Toronto Stock Exchange and the unanimous support of the shareholder base of the target company.

The entity is a Canadian corporation with approximately $800,000 in revenues and a growing client base across a diverse cross section of industries. The firm has a solid track record of delivering cutting edge Content Management and Social Commerce platforms based on open source solutions. The corporation's customer base, technological expertise and geographic reach are all highly synergistic to Northcore's stated future directions.

Northcore develops solutions to support the evolving needs of industry and provides  comprehensive platforms for the management of capital equipment and the implementation of Social Commerce business models. These products are proven, effective and in use by some of the world’s most successful corporations.

“This acquisition is extremely strategic for Northcore,” said Amit Monga, CEO of Northcore Technologies. “This agreement is the first execution evidence of the non-organic component of our growth strategy and I am excited about the many new opportunities that will open up as a result. I  look forward to more fully disclosing the details to Northcore stakeholders as the transaction is consummated.”

Companies interested in effective software  solutions should contact Northcore at 416-640-0400 or 1-888-287-7467, extension 395 or via email at Sales@northcore.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Northcore Announces Agreement to Acquire …..

About Northcore Technologies Inc.

Northcore Technologies provides enterprise level software products and services that enable its customers to purchase, manage and dispose of capital equipment. Utilizing award-winning, multi-patented technology, as well as powerful, holistic Social Commerce tools, Northcore's solutions support customers throughout the entire asset lifecycle.

Northcore has earned the trust and loyalty of customers from a wide range of organizations across many different industry sectors.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE and holds a substantial intellectual property portfolio.

For more information, visit northcore.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com